Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated June 8, 2012

Registration Statement No. 333-181711

June 21, 2012

ISSUER FREE WRITING PROSPECTUS DATED JUNE 21, 2012

CENCOSUD S.A.

91,304,348 Common Shares in the Form of Shares and American Depositary Shares

The information in this free writing prospectus relates only to this offering and should be read together with the preliminary prospectus, dated June 8, 2012 (the “Preliminary Prospectus”), included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1 (File No. 333-181711, the “Registration Statement”).

This free writing prospectus sets forth the price and terms of the Initial Public Offering, the impact of such terms on assumptions made in the Preliminary Prospectus, and clarifications and additions to information contained in the Preliminary Prospectus. The information contained herein supplements and updates the information contained in the Preliminary Prospectus.

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Pricing Term Sheet:

Issuer:	Cencosud S.A.

Ticker Symbol for ADSs:	“CNCO.T” prior to the completion of the preemptive rights offering, and “CNCO” following the completion of the preemptive rights offering.

Exchange for ADSs:	The New York Stock Exchange.

Title of securities:	Shares of common stock, in the form of shares or ADSs (each ADS representing three shares of common stock).

Shares offered by the issuer:	91,304,348 shares.

International Underwriters’ option to purchase additional shares from the issuer:	13,695,652 shares in the form of ADSs.

Common stock to be outstanding after this offering:	We will have 2,507,103,215 shares of common stock outstanding, including shares represented by ADSs, after giving effect to the global offering, the preemptive rights offering, assuming the exercise of the over-allotment option and excluding the newly-issued shares reserved for our employee stock option plan, based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights and the full exercise by the international underwriters of the over-allotment option.

Initial public offering price per ADS/share:	US$15.61 / Ch$2,600

Underwriting discount per ADS/share:	US$0.2949 / Ch$49.1140(1)

Net proceeds to the issuer from global offering:	US$463,682,585(1)(2)

Trade date:	June 22, 2012

Settlement date:	June 26, 2012

Underwriters:	J.P. Morgan Securities LLC UBS Securities LLC Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Banco Bilbao Vizcaya Argentaria, S.A. Santander Investment Securities Inc.

CUSIP/ISIN:	15132H 408 / US15132H4083

(1)	Does not include the discretionary incentive fee of 0.47 percent of the gross proceeds of the global offering. See the “Underwriting” section of the prospectus.
(2)	After deducting discounts and commission to be paid to the international underwriters and estimated offering expenses and not including the over-allotment option.

Supplemental and Updated Information:

I.	Cencosud has revised the cover page of the Preliminary Prospectus to reflect the terms of the offering.

II.	The section titled “The Offering” on page 12 of the Preliminary Prospectus has been revised as follows:

The Offering

Global Offering

We are offering 91,304,348 shares of common stock, in the form of shares or ADSs (each ADS representing three shares of common stock), in a global offering not including shares to cover the over-allotment option described below. Of the 91,304,348 shares of common stock being offered, 45,797,349 are being offered by the international underwriters, in the form of ADSs (equivalent to 15,265,783 ADSs), in the United States and in other jurisdictions outside the United States pursuant to this prospectus, and 45,506,975 are being offered by the Chilean placement agents, in the form of shares, in a concurrent offering in Chile on a best efforts basis. We refer to the offering outside Chile as the “international offering” and to the offering in Chile as the “Chilean offering.” We refer to the international offering together with the Chilean offering as the “global offering.”

In addition to the global offering, we will make a separate preemptive rights offering under Chilean law for an additional 138,000,000 shares of common stock as described below, which we call the “preemptive rights offering.”

In order to make shares available for sale in the global offering and the over-allotment option described below, our controlling shareholder and the other members of the Paulmann family that are waiving a portion of their preemptive rights (together with the Controlling Shareholder, the “Controlling Shareholders”), whom collectively, directly or indirectly, hold approximately 64.9% of our outstanding shares, have waived their rights with respect to 105,000,000 shares of our common stock subject to such preemptive rights offering.

Listing

We have been approved to list the ADSs on the New York Stock Exchange, upon official notice of issuance, under the symbol “CNCO.T” prior to the completion of the preemptive rights offering, and under the symbol “CNCO” following the completion of the preemptive rights offering.

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III.	The “Use of Proceeds” section on page 71 of the Preliminary Prospectus has been revised as follows:

Use of Proceeds

We estimate that the net proceeds to us from the global offering, after deducting the underwriters’ discounts and commissions to be paid to the international underwriters (not including incentive fee) and estimated expenses incurred in connection with a global offering of 91,304,348 shares of common stock, calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012 and assuming that the over-allotment option is not exercised, will be approximately Ch$231,650 million (US$464 million). An increase (decrease) of $1.00 in the price per share of common stock would increase (decrease) the net proceeds in connection with the global offering by Ch$46,477 million (US$93 million) (not including the over-allotment option and calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012).

We estimate that the net proceeds from the preemptive rights offerings in Chile will be approximately Ch$358,800 million (US$718 million) (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to the preemptive rights offering and the exercise in full of the remaining preemptive subscription rights calculated using the offering price per share of Ch$2,600). We cannot assure you that the preemptive rights offering will be fully or even partially subscribed by other shareholders entitled to participate in the preemptive rights offering. Consequently, our net proceeds may be limited to the net proceeds of the global offering.

We intend to use (i) approximately US$245 million of the net proceeds from the global offering and the preemptive rights offering to repay all of our outstanding indebtedness under our Santander Short-Term Loan (as defined below), (ii) approximately US$480 million to acquire the remaining 38.636% of shares of Jumbo Retail Argentina S.A. (“Jumbo Retail Argentina”) currently held by UBS AG London Branch (“UBS London”) (see “Business—Material Agreements”), (iii) to repay approximately US$200 million in short-term indebtedness owed to an affiliate of Banco Bilbao Vizcaya Argentaria, S.A. under our BBVA Short-Term Loan (as defined below), (iv) to repay amounts drawn under our committed credit facility in the aggregate amount of US$750 million, with an affiliate of J.P. Morgan and an affiliate of Morgan Stanley, which amounts drawn totaled US$250 million as of May 18, 2012, and (v) the remainder, if any, for capital expenditures, working capital and general corporate purposes.

On January 2, 2012, we acquired 100% of the capital stock of Prezunic. In order to finance our acquisition of Prezunic, on January 2, 2012 we entered into a Ch$127.73 billion short-term facility with Banco Santander Chile, as lender (“Santander Short-Term Loan”). The Santander Short-Term Loan matures on December 28, 2012, and has an annual interest rate equal to the Tasa Bancaria (the Banking Interest Rate, or “TAB”), established by the Asociación de Bancos e Instituciones Financieras (the Association of Banks and Financial Institutions, or “ABIF”), plus 0.4%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness—Recent Acquisitions.”

On March 13, 2012, we entered into a short-term credit facility for Ch$100,000 million (approximately US$200 million) with an affiliate of Banco Bilbao Vizcaya Argentaria, S.A., as lender, to finance our investing activities, including capital expenditures of US$75 million and working capital needs of US$25 million, and also to refinance certain short-term liabilities amounting to US$100 million, including repayment of overdraft lines (“BBVA Short-Term Loan”). The BBVA Short-Term Loan bears interest at an annual rate based on the Índice de Cámara Promedio, an indexed interest rate established by ABIF, and has a maturity date of March 13, 2013.

On April 27, 2012, we entered into a US$750 million committed credit facility with J.P. Morgan Chase National Association, an affiliate of J.P. Morgan, Morgan Stanley Bank, N.A., an affiliate of Morgan Stanley, The Bank of Tokyo—Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank Ltd., as lenders, (the “J.P. Morgan Credit Facility”) in order to finance our short-term funding requirements, including capital expenditures, interest expense and tax obligations. The J.P. Morgan Credit Facility bears an interest rate of LIBOR, as adjusted for statutory reserve requirements for eurocurrency liabilities, plus a margin of 1.25% for the first six months, 1.50% for the following three months, and 1.75% thereafter. The J.P. Morgan Credit Facility matures on March 13, 2013.

In the event that substantially less than the maximum amount of proceeds from the preemptive rights offering are obtained, the Company will apply the funds received from the global offering to pay amounts outstanding under the Santander Short-Term Loan, first, with any remaining proceeds to be applied pro rata to repay amounts outstanding under the J.P. Morgan Credit Facility and the BBVA Short-Term Loan. Any proceeds then remaining will be applied to acquire the Jumbo Retail Argentina shares currently held by UBS London, with the remainder, if any, to be used for general corporate purposes. The Company plans to fund any shortfall in the amounts of proceeds expected from the preemptive rights offering with additional indebtedness.

For a description of our capital expenditure program please see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Expenditures.” It is likely that our capital expenditures will vary significantly from our current projections based on timing of investments and changes in market opportunities.

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IV.	The “Capitalization” section on page 77 of the Preliminary Prospectus has been revised as follows:

Capitalization

The following table sets forth our consolidated capitalization as of March 31, 2012:

(i)	on a historical basis;

(ii)	as adjusted to give effect to:

•

the sale of 91,304,348 shares of common stock in the global offering at an offering price of US$15.61 per ADS in the international offering and a public offering price of Ch$2,600 per share in the Chilean offering, calculated using an exchange rate of Ch$499.59=US$1.00, assuming the international underwriters do not exercise the over-allotment option, and

(a) the sale of 69,000,000 shares of common stock in the preemptive rights offering (50% participation in the preemptive rights offering) at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to up to 105,000,000 shares subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights by the Controlling Shareholders), and

(b) the sale of 138,000,000 shares of common stock in the preemptive rights offering (100% participation in the preemptive rights offering) at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to up to 105,000,000 shares subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights by the Controlling Shareholders), after deducting underwriting discounts and estimated offering expenses and to reflect the application of the net proceeds as described in “Use of Proceeds.”

You should read the information in this table in conjunction with our historical financial statements and the notes to those statements appearing elsewhere in this prospectus, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of March 31, 2012
	Actual	As adjusted 50%(2)	As adjusted 100%(3)	Actual	As adjusted 50%(2)	As adjusted 100%(3)
	(in millions of US$)(1)			(in millions of Ch$)
Short-term debt:
Bank debt	985.27	613.55	518.08	480,260	299,071	252,531
Bonds	47.17	47.17	47.17	22,994	22,994	22,994
Other financial liabilities	761.54	289.98	289.98	371,207	141,347	141,347
Total short-term debt	1,793.98	950.71	855.23	874,461	463,412	416,872

Long-term debt:
Bank debt	1,121.69	1,121.69	1,121.69	546,756	546,756	546,756
Bonds	2,287.54	2,287.54	2,287.54	1,115,039	1,115,039	1,115,039
Other financial liabilities	466.90	466.90	466.90	227,587	227,587	227,587
Total long-term debt	3,876.13	3,876.13	3,876.13	1,889,382	1,889,382	1,889,382

Shareholders’ equity:
Shares, without (nominal) par value and issuing premiums	2,882.70	2,832.70	2,882.70	1,405,146	1,405,146	1,405,146
Shares offered hereby	—	843.28	1,211.33	—	411,049	590,451
Reserves	(580.77)	(719.57)	(719.57)	(283,088)	(350,745)	(350,745)
Retained earnings	3,517.86	3,517,85	3,517.86	1,714,744	1,714,744	1,714,744
Non-controlling interest	174.07	3.91	3.91	84,844	1,908	1,908
Total net equity	5,993.86	6,528.19	6,896.24	2,921,646	3,182,101	3,361,503
Total capitalization	11,663.97	11,355.03	11,627.60	5,685,489	5,534,895	5,667,751

(1)	Chilean peso amounts have been translated into US dollars at an exchange rate of Ch$487.44 per US$1.00, the observed exchange rate on March 30, 2012. See “Exchange Rates.”
(2)	Based on the sale of 91,304,348 shares of common stock in the global offering and assuming the sale of 69,000,000 shares of common stock in the preemptive rights offering.
(3)	Based on the sale of 91,304,348 shares of common stock in the global offering and assuming the sale of 138,000,000 shares of common stock in the preemptive rights offering.

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V.	The “Dilution” section on page 79 of the Preliminary Prospectus has been revised as follows:

Dilution

Our net tangible book value as of March 31, 2012 was approximately Ch$1,179,687,605 thousand (US$2,275 million), or Ch$521.04 per common share (US$1.00) and Ch$1,563.12 (US$3.01) per ADS based on the ratio of 3 shares of common stock per ADS. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and non-controlling interests less goodwill and intangible assets, divided by 2,264,103,215, the total number of our shares of common stock issued and outstanding.

After giving effect to the sale of 91,304,348 shares in the global offering at an offering price of US$15.61 per ADS in the international offering and a public offering price of Ch$2,600 per share in the Chilean offering, calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012, the exercise of the preemptive rights under the preemptive rights offering at an equivalent price per share as the price at which the shares of common stock are being offered in the Chilean offering (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise in full of the remaining preemptive subscription rights), and further assuming that the international underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions to be paid to the international underwriters (not including incentive fee) and estimated offering expenses payable by us, our adjusted net tangible book value estimated as of the date of this prospectus would have been approximately US$3,543 million, or US$4.26 per ADS or Ch$709.93 per common share. This represents an immediate increase in net tangible book value of US$1.13 per ADS or Ch$188.89 per common share to our existing shareholders and an immediate dilution of US$ 11.35 per ADS and Ch$1890.07 per common share to new purchasers in the global offering. Dilution for this purpose represents the difference between the price per ADS or common share paid by these purchasers and net tangible book value per ADS or common share immediately after the completion of the global offering.

The following table illustrates such dilution on a per common share and per ADS basis:

	Per ADS	Per common share
Public offering price(1)	$15.61	$5.20
Actual net tangible book value as of March 31, 2012	$3.12	$1.04
Adjusted net tangible book value after giving effect to the global offering (no exercise of the international underwriters’ over-allotment option)	$4.26	$1.42
Adjusted net tangible book value after giving effect to the global offering (full exercise of the international underwriters’ over-allotment option)	$4.32	$1.44
Dilution in net tangible book value to new investors in the global offering (no exercise of the international underwriters’ over-allotment option)	$11.35	$3.78
Dilution in net tangible book value to new investors in the global offering (full exercise of the international underwriters’ over-allotment option)	$11.24	$3.76

(1)	Based on an exchange rate of Ch$499.59 per US$1.00 on June 21, 2012.

Each $1.00 increase (decrease) in the offering price per common share calculated using an exchange rate of Ch$499.59=US$1.00 on June 21, 2012, would increase (decrease) our adjusted net tangible book value after the global offering by US$0.237 per ADS or Ch$354.92 per share, assuming the international underwriters do not exercise the over-allotment option.

The following table sets forth, as of June 21, 2012 the total number of shares of common stock owned, directly and indirectly, by our directors and senior management and the average price per share paid by directors and senior management and new investors purchasing shares, in the form of shares or ADSs, in this offering:

	Shares owned/purchased		Total consideration		Average price
	Number	Percent	Amount	Percent	Per share
	(in millions of Ch$, except % and per share data)
Directors and senior management(1)	1,241,464,516	93.1%	603,410	71.77%	486.05
New investors	91,304,348	6.9%	237,391	28.23%	2,600
Total	1,332,768,864	100.0%	840,801	100.00%

(1)	Based on the waiver of our Controlling Shareholders of their rights with respect to 105,000,000 shares of our common stock subject to such preemptive rights offering and assuming: (i) the exercise in full of the remaining preemptive subscription rights; (ii) the over-allotment option is not exercised; (iii) the Controlling Shareholders exercise in full their remaining preemptive subscription rights; and (iv) the full exercise of preemptive subscription rights by our directors and senior management who are not Controlling Shareholders.

Based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise of only 50% of the remaining preemptive subscription rights, and further assuming that the international underwriters have not exercised their over-allotment option, and after deduction of the estimated discounts and commissions to be paid to the international underwriters (not including incentive fee) and estimated offering expenses payable by us, our adjusted net tangible book value estimated as of the date of this prospectus would have been approximately US$3,184 million, or US$3.94 per ADS or Ch$656.14 per common share. This represents an immediate increase in net tangible book value of US$0.81 per ADS or Ch$135.10 per common share to our existing shareholders and an immediate dilution of US$11.67 per ADS and Ch$1,943.86 per common share to new purchasers in the global offering.

The following table illustrates such dilution on a per common share and per ADS basis (based on the waiver by our Controlling Shareholders of their rights with respect to 105,000,000 shares of common stock subject to such preemptive rights offering and assuming the exercise of 50% of the remaining preemptive subscription rights) :

	Per ADS	Per common share
Public offering price	$15.61	$5.20
Actual net tangible book value as of March 31, 2012	$3.12	$1.04
Adjusted net tangible book value after giving effect to the global offering (no exercise of the international underwriters’ over-allotment option)	$3.94	$1.31
Adjusted net tangible book value after giving effect to the global offering (full exercise of the international underwriters’ over-allotment option)	$3.89	$1.30
Dilution in net tangible book value to new investors in the global offering (no exercise of the international underwriters’ over-allotment option)	$11.67	$3.89
Dilution in net tangible book value to new investors in the global offering (full exercise of the international underwriters’ over-allotment option)	$11.72	$3.91

(1)	Based on an exchange rate of Ch$499.59 per US$1.00 on June 21, 2012.

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VI.	The “Business—Shopping Centers—Chile” section on page 195 of the Preliminary Prospectus has been revised as follows:

We are currently in the process of constructing two additional shopping centers in Chile:

•	Portal Osorno, Osorno (expected to open in the second quarter of 2012); and

•	Costanera Center, Santiago (shopping center opened June 13, 2012; office tower scheduled to open in 2013).

Costanera Center is the largest shopping center in Chile, with approximately 139,388 meters square of gross leasable area. It is located in Providencia, Santiago, near a recently developed area of office and apartment buildings, in the heart of Santiago’s financial district. The Costanera Center is the largest multi-purpose commercial complex in Chile and contains Jumbo, Paris, and Easy stores, as well as an enclosed six-story shopping center, movie cinemas, a four- and a five-star hotel, office towers and five levels of underground parking spaces with capacity for approximately 6,000 cars. We own the land where the Costanera Center is being built. We believe that the Costanera Center office tower will be the highest building in South America, and was designed by world-renowned architect Cesar Pelli. The shopping center was originally scheduled to open and begin producing revenues in April 2012 and opened June 13, 2012, with an expected initial occupancy rate of approximately 80%.

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VII.	The “Underwriting” section on page 270 of the Preliminary Prospectus has been revised as follows:

The maximum compensation for the international underwriters may also include an incentive fee of 0.47 percent of the gross proceeds of the global offering. The fees and reasonable accountable expenses of international underwriters’ counsel paid by us shall not exceed 0.15% of the gross proceeds of the global offering.

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To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1544856/000119312512264153/0001193125-12-264153-index.htm

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS 0001544856.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES LLC AT +1-888-803-9204, UBS SECURITIES LLC AT THE PROSPECTUS DEPARTMENT, 299 PARK AVENUE, NEW YORK, NEW YORK 10171 OR AT +1-888-827-7275, MORGAN STANLEY & CO. LLC AT THE PROSPECTUS DEPARTMENT, 180 VARICK STREET, 2ND FLOOR, NEW YORK, NEW YORK 10014 OR AT +1-866-718-1649, CREDIT SUISSE SECURITIES (USA) LLC AT THE PROSPECTUS DEPARTMENT, ONE MAIDEN AVENUE, NEW YORK, NEW YORK 10010 OR AT +1-800-221-1037, BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AT +34-91-537-9330, AND SANTANDER INVESTMENT SECURITIES AT +1-212-583-4629.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A., ONE OF THE INTERNATIONAL UNDERWRITERS, IS NOT A BROKER-DEALER REGISTERED WITH THE SEC. BANCO BILBAO VIZCAYA ARGENTARIA, S.A. WILL NOT SELL ADSS IN THE UNITED STATES, OR TO NATIONALS OR RESIDENTS OF THE UNITED STATES.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.